SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K
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                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
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For the Month of September, 2000               Commission File Number: 001-12003
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                               MERIDIAN GOLD INC.
                 (Translation of Registrant's Name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [x]
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]
                                     ---    ---

Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89511
Phone:  (775) 850-3777
Fax:    (775) 850-3733


            MERIDIAN GOLD REPORTS RECORD PROFITS IN THE THIRD QUARTER
                      (All dollar amounts in U.S. currency)

                         Reno, Nevada, October 18, 2000

o Record net income of $10.4 million, or $0.14 per share
o Gold production of 112,000 ounces (up 77%) at a cash cost of $85 per ounce (improved 44%)
o El Penon gold production of 77,000 ounces at a cash cost of $37 per ounce
o Operating cash flow of $17.4 million

3rd Quarter Results
-------------------
Meridian Gold Inc. is pleased to report record earnings resulting in net income of $10.4 million for the third quarter of 2000, or $0.14 per share, versus a loss of $3.8 million, or $0.05 per share, for the third quarter of last year. Revenue increased 90% to $32.9 million versus the prior year reflecting a 77% increase in gold production due to El Penon. Operating margins increased significantly as compared to the prior year mainly as a result of lower cash production costs ($85 per gold ounce versus $153 per gold ounce). Exploration costs were consistent with the level of expenditures during the prior year.

For the third quarter, Meridian Gold produced 112,000 ounces of gold, 77% higher than third quarter last year, with a cash cost of production of $85 per gold ounce. Total production costs were $155 per gold ounce, remaining one of the lowest in the sector.

El Penon's operating performance continues to improve. For the quarter, the mine produced 77,000 ounces of gold at a cash cost of $37 per gold ounce and total production costs of $94 per gold ounce. For the first nine months of El Penon's production, the mine produced 213,000 ounces of gold at a cash cost of $50 per gold ounce and total production cost of $95 per gold ounce. Meridian believes El Penon to be one of the world's lowest total production cost gold mines.

Strong operating cash flows increased cash balances to $51.6 million. The increase in cash balances occurred even with the second principal payment on the Company's long-term credit facility. This payment reduced project debt to $22 million.

The Company has continued to deliver into its hedge position during the quarter. As of September 30, the remaining hedge position was approximately 312,000 ounces of gold sold forward at an average price of $312 per gold ounce through 2004. The banks required this hedge as a condition of the long-term credit facility. All margin requirements have been removed from this facility.

El Penon
During the third quarter of commercial production, the mine produced 77,000 ounces of gold and 1 million ounces of silver at a cash cost of $37 per gold ounce. Total production costs including depreciation, depletion, amortization, and reclamation were $94 per gold ounce. The mill processed ore at design capacity of 2,000 tonnes per day for the quarter at an average grade of 13.5 g/tonne gold and 193 g/tonne silver. Gold recovery was 94% and silver recovery 90%. Mine production from Quebrada Orito was 137,000 tonnes, or 1,489 tonnes/day, at 10.0 g/tonne gold and 131 g/tonne silver. Production from Quebrada Colorada was 48,000 tonnes, or 521 tonnes/day, at 27.4 g/tonne gold and 438 g/tonne silver.

The mine has satisfied all of the requirements for the 90-day Economic Performance Test required by the El Penon loan agreement. Accordingly, the interest rate on the loan is reduced by 0.25% to LIBOR plus two percent and Meridian Gold Incorporated is relieved of its guarantee of this loan, which is now considered project debt.

The mine continues to see a positive reconciliation of actual mine production compared to estimated reserves. During the 90-day Economic Performance Test, Quebrada Orito saw 8% higher tons, 23% higher gold grade and 11% lower silver grade, as compared to the reserve estimate, which resulted in a 24% increase in gold equivalent ounces.

Quebrada Colorada, during the same time period, saw 11% higher tons, 9% higher gold grade and 20% higher silver grade, resulting in a 24% increase in gold equivalent ounces versus the original reserve estimate. This greater number of tons compared to reserve estimates is not expected to continue, but increased grades are.

Jerritt Canyon
During the third quarter, Meridian's share of Jerritt Canyon production was 23,000 ounces of gold at a total cash cost of $231 per gold ounce. Ore production was sourced from the two underground mines of SSX and Murray, and low-grade ore stockpiles. Mill throughput of 4,000 tonnes per day increased 14% over the second quarter. Cash costs increased as a result of lower-than-expected grades from mining around the fringes of the Murray mine. Anglogold, our joint-venture partner and operator of the mine, plans to improve grade control procedures together with replacing some of the low-grade stockpile ore (2 g/tonne) with higher-grade ore from Placer Dome's Cortez mine.

During 2000, Jerritt Canyon joint will process 150,000 tons (100% basis) of Cortez ore and receive as payment 3 g/tonne gold. This processing began on September 26th. For 2001, Jerritt Canyon will process 350,000 tons (100% basis) of Cortez ore with the option to process up to an additional 1 million tons of ore.

Beartrack
For the third quarter, Beartrack produced 13,000 ounces of gold at a cash cost of $121 per gold ounce through residual leaching. Crushing operations were completed in the first quarter of this year and leaching will continue to produce the economically recoverable gold over the next several years on a declining basis.

Year-to-Date Results
--------------------
For the nine months ended September 30, sales revenue increased to $98.6 million, an increase of 113% over the prior year reflecting a 104% increase in production. Net income for the period was $28.7 million compared to a loss of $12.4 million reported in the prior year. The improvement is mainly attributable to the higher production (350,000 ounces of gold versus 172,000 ounces) and lower cash production costs ($97 per gold ounce versus $175 per gold ounce).

Based on the year-to-date results with gold production of 350,000 ounces of gold at a cash cost of $97 per gold ounce, Meridian is confident in meeting its calendar year 2000 production estimates of 440,000 ounces of gold at a cash cost of about $105 per gold ounce. For the year 2000, the Company expects El Penon to produce about 285,000 ounces of gold and 3.8 million ounces of silver, at a cash cost below $60 per gold ounce, an improvement of nearly 40% from the pre-production estimates.

Exploration Results
-------------------
Exploration drilling at El Penon in the third quarter was focused on Cerro Martillo and the north end of Quebrada Colorada. At Cerro Martillo, two to three drill rigs were active completing a 100 hole reverse circulation infill drilling program into resources beneath, and adjacent, to the open pit reserves. Diamond drilling is still in progress and should be completed in late October. Recent step out drilling on the south end of the resource has encountered extensions of high-grade mineralization for at least 100 meters along strike that is still completely open to the south. Recent drilling results are the following:


Cerro Martillo Step-Out Drilling
------------------- ------------------ ----------------------- ---------------- ---------------------- ----------------------
     Northing             Hole             Intercept (m)         *Width (m)        Gold (g/tonne)        Silver (g/tonne)
------------------- ------------------ ----------------------- ---------------- ---------------------- ----------------------
      3990N               PS267                83-85                  2                 19.3                    148
                          PS293               115-117                 2                 59.8                    232
      3960N               PS268               136-140                 4                 11.6                    103
                          PS294               180-185                 5                  5.6                    116
                                              186-188                 2                  8.3                    117
                          PS296               105-108                 3                 31.5                    354
      3930N               PS298               151-159                 8                 11.3                    121
------------------- ------------------ ----------------------- ---------------- ---------------------- ----------------------

*True widths are approximately 50-70% of the stated widths.

Holes PS267 and PS268 were step out holes drilled earlier in the quarter, with PS293, PS294, PS296, and PS298 being recent follow-up drilling. Holes PS295 and PS297 were not drilled on these sections.

Surface drilling at Quebrada Colorada has been concentrated on extending mineralization on the north end of the deposit, while underground diamond drilling has been concentrating on in-fill drilling. During the quarter, about 25 surface drill-holes have encountered extensions of known Quebrada Colorada mineralization towards the surface for more than 200 meters along strike and 50-100 meters vertical extent. This mineralization is still open to the north. Selected results from some of the surface drilling include the following:


Quebrada Colorada North extensions to surface
------------------- ------------------ ----------------------- ---------------- ---------------------- ----------------------
     Northing             Hole             Intercept (m)         *Width (m)        Gold (g/tonne)        Silver (g/tonne)
------------------- ------------------ ----------------------- ---------------- ---------------------- ----------------------
      2920N               PP574               164-170                 6                 106.5                  2,326
                          PP579               188-190                 2                 130.5                    792
      2950N               PP576               163-166                 3                  35.9                    656
      3010N               PP555               115-120                 5                 122.5                  1,621
                                              130-136                 6                  72.9                  1,192
                          PP558               157-160                 3                  63.8                    775
      3160N               PP547               112-118                 6                  15.5                    148
      3190N               PP588               117-120                 3                  13.1                    538
------------------- ------------------ ----------------------- ---------------- ---------------------- ----------------------

*True widths are approximately 50-70% of the stated widths.

Underground infill drilling at Quebrada Colorada will be completed early in the fourth quarter. Exploration drilling will then be initiated beneath the deposits, where preliminary underground drilling has encountered additional high-grade mineralization. The Cerro Martillo reserve estimate will be completed early next year along with a re-estimation of Quebrada Colorada.

At Rossi, Barrick Gold has continued with surface exploration. Approximately six holes remain to be drilled this year, after which a new resource number will be estimated. At this time, this number is not expected to differ significantly from the previous estimate of 1.1 million ounces of gold.

Elsewhere in Meridian's exploration program, the company's generative effort has been successful in acquiring or signing Letters of Intent to acquire four new properties, and a due diligence effort on a fifth property is nearing completion. There are two properties each in Mexico and Peru and one in Chile. Two of these properties in Mexico and Chile will be drilled in the fourth quarter this year; both are low sulfidation vein systems. It is expected that drilling will begin on the other three properties next year.

Brian Kennedy, Meridian's chief executive officer summed up the third quarter results, "I am very pleased with the continued outstanding results at El Penon, which are meeting the Company's best expectations. These results help solidify Meridian's competitive position within the industry as one of the lowest cost gold producers in the world with significant growth opportunities. Particularly encouraging are the latest exploration results, which are identifying more high grade mineralization at El Penon."

3rd Quarter Conference Call
---------------------------
Meridian is hosting a live webcast of its conference call on www.vcall.com. If you would like to listen to our conference call on the web, please go to www.vcall.com on Thursday October 19, at 11:00 AM EDT, and search under the ticker "MDG" to join our conference call live. There will be a slide show for the live webcast on both Vcall's website and on the www.meridiangold.com website. You will need to have RealPlayer installed on your computer in order to hear the live broadcast, which can be downloaded free from Vcall's website. You will also be able to listen to the rebroadcast on either website.

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).
------------------------------------
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A "Qualified Person", as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release.

For further information, please visit our website at www.meridiangold.com, or contact:
     Wayne M. Hubert                Tel: (800) 572-4519
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: wayne.hubert@meridiangold.com


                                                Meridian Gold Inc.
                                  Consolidated Condensed Statement of Operations
                                  ----------------------------------------------
                              (Unaudited and in US$ millions, except per share data)

                                                                    Three Months                Nine Months
                                                                   Ended Sept. 30              Ended Sept. 30
                                                                  -----------------           -----------------
                                                                  2000       1999             2000        1999
          Sales                                                   $32.9     $ 17.3            $98.6       $46.2

          Costs and expenses
                Cost of Sales                                      10.8       10.2             34.3        28.8
                Depreciation, depletion & amortization              6.7        5.2             18.7        13.5
                Reclamation                                         0.9        1.9              3.5         4.5
                Exploration costs                                   2.8        2.9              8.2         9.3
                Selling, general and administrative                 1.7        1.4              4.6         4.0
                Other expenses/(income)                            (0.1)         -              0.3           -
                                                                   ----       ----             ----        ----
          Total costs and expenses                                 22.8       21.6             69.6        60.1
                                                                   ----       ----             ----        ----

          Operating income (loss)                                  10.1       (4.3)            29.0       (13.9)

          Interest income (expense)                                 0.3        0.5             (0.3)        1.6
                                                                   ----       ----             ----        ----

          Net income (loss)                                      $ 10.4     $ (3.8)          $ 28.7      $(12.4)
                                                                 ======     ======           ======      ======

          Income/(Loss) per common share basic                    $0.14     $(0.05)          $ 0.39      $(0.17)
                                                                  =====     ======           ======      ======

          Number of common shares used in earnings per             74.0       73.7             74.0        73.7
                                                                   ====       ====             ====        ====
          share computations (millions)



                                                Meridian Gold Inc.
                                            Operating Data (Unaudited)
                                            --------------------------

                                                                       Three Months                Nine Months
                                                                      Ended Sept. 30             Ended Sept. 30
                                                                      --------------             --------------
                                                                      2000      1999              2000     1999
El Penon Mine

     Gold production                                                 76,988           -         213,029            -
     Silver production                                            1,044,305           -       2,803,829            -
     Tonnes ore mined  (thousands)                                      185           -             467            -
     Mill tonnes processed (thousands)                                  189           -             553            -
     Avg. mill gold ore grade (grams / tonne)                          13.5           -            12.8            -
     Avg. mill silver ore grade (grams / tonne)                         193           -             177            -
     Mill gold recovery                                                93.6           -            93.6            -
     Mill silver recovery                                              89.7           -            88.9            -

     Cash cost of production / ounce                                    $37           -             $50            -
     Total production cost / ounce                                      $94           -             $95            -

Jerritt Canyon Joint Venture
       Gold production (Meridian Gold's 30% share)                    22,457     25,745          72,252       77,516

       Tonnes ore  mined (100%, thousands)                               195        350             565          970

       Mill tonnes processed (100%, thousands)                           375        377           1,026        1,082
       Average mill ore grade (grams / tonne)                           7.03       7.09            8.06         7.81
       Mill recoveries                                                 90.1%      91.1%           90.4%        91.1%

      Cash cost of production / ounce                                  $ 231      $ 199           $ 208        $ 199
       Total production cost/ounce                                     $ 268      $ 257           $ 250        $ 254

Beartrack Mine
        Gold production-heap leach (ounce)                            12,818     37,571          64,279       94,059
        Tonnes mined (thousands)
                 Ore                                                       -      1,424             839        3,948
                 Waste                                                     -      1,083             366        3,038
                                                                        -----     -----           -----        -----
                      Total                                                -      2,507           1,205        6,986

        Average heap leach grade (grams / tonne)                           -       1.03            0.90         0.90

        Cash cost of production / ounce                                $ 121      $ 121           $ 127        $ 155
        Total production cost/ounce                                    $ 322      $ 272           $ 279        $ 311

Company Totals
        Ounces of gold produced                                      112,263     63,316         349,560      171,575
        Ounces of gold sold                                          117,884     63,366         349,830      168,069
        Average realized price / ounce                                 $ 278      $ 261           $ 283        $ 272
        Cash cost of production / ounce                                 $ 85      $ 153            $ 97        $ 175
        Total production cost / ounce                                  $ 155      $ 264           $ 161        $ 286

Note:  Cash and total cost per gold ounce are net of silver by-product credits



                                                Meridian Gold Inc.
                                       Consolidated Condensed Balance Sheets
                                       -------------------------------------
                                          (Unaudited and in US$ millions)

                                                                           September 30          December 31
                                                                               2000                  1999
                                                                               ----                  ----
           Assets
           Current Assets
                 Cash and cash equivalents                                       $51.6                 $20.8
                 Trade & other receivables                                         6.9                   5.1
                 Inventories                                                       5.3                   8.7
                 Other current assets                                              1.0                   1.0
                                                                                   ---                   ---
           Total current assets                                                   64.8                  35.6
                                                                                  ----                  ----

           Property, plant and equipment, net                                     98.4                 102.9
           Other assets                                                            2.4                   3.0
                                                                                   ---                   ---

           Total Assets                                                         $165.6               $ 141.5
                                                                                ======               =======


           Liabilities and Shareholders' Equity
           Current Liabilities
                 Current portion long term debt                                   $9.6                $ 12.0
                 Accounts payable, trade and other                                 5.4                   5.4
                 Accrued and other liabilities                                    13.2                  17.2
                                                                                  ----                  ----
           Total current liabilities                                              28.2                  34.6
                                                                                  ----                  ----

           Long-term debt, net of current portion                                 12.4                  18.0
           Other-long-term liabilities                                            35.1                  28.5
                                                                                  ----                  ----
           Shareholders' equity                                                   89.9                  60.4
                                                                                  ====                  ====

           Total liabilities and shareholders' equity                           $165.6                $141.5
                                                                                ======                ======


                                                Meridian Gold Inc.
                                  Consolidated Condensed Statement of Cash Flows
                                  ----------------------------------------------
                                          (Unaudited and in US$ millions)


                                                                        Three Months                   Nine Months
                                                                        Ended Sept. 30               Ended Sept. 30
                                                                       ----------------              ----------------
                                                                         2000      1999              2000        1999
     Net income (loss)                                                  $10.4     $(3.8)           $ 28.7       $(12.4)

     Provision for depreciation, depletion, and amortization              6.7       5.3              18.7         13.6
     Stock compensation expense                                           0.3                         0.4
     Changes in assets and liabilities, net                                 -       3.3               4.8         17.8
                                                                          ---       ---               ---         ----

          Net cash provided by (used in) operating activities            17.4       4.8              52.6         19.0
                                                                         ----       ---              ----         ----

     Cash flows from investing activities
          Capital spending                                               (4.9)    (17.9)           (14.2)        (58.1)
                                                                         ----     -----            -----         -----

     Cash flows from financing activities
          Proceeds from long-term borrowings                                -         -                -          30.5
          Repayment of long-term borrowings                              (4.0)        -             (8.0)         (0.5)
          Proceeds from sale of common stock                              0.2       0.1              0.4           0.2
          Redemption of preferred shares                                    -         -                -          (0.1)
                                                                         ----      ----             ----          ----
     Net cash provided by (used in) financing                            (3.8)      0.1             (7.6)         30.1
                                                                         ----       ---             ----          ----

     Increase (decrease) in cash and cash Equivalents                     8.7     (13.0)            30.8          (9.0)

     Cash and cash equivalents, beginning of period                      42.9      38.1             20.8          34.1
                                                                         ----      ----             ----          ----

     Cash and cash equivalents, end of period                           $51.6     $25.1            $51.6         $25.1
                                                                        -----     -----            -----         -----
